UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70660/October 11, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15439

In the Matter of

ANASAZI CAPITAL CORP.,
CERTIFIED DIABETIC SERVICES, INC.,
CHARTWELL INTERNATIONAL, INC.
  (n/k/a COVALENT ENERGY
   INTERNATIONAL, INC.),
CHINA JUNLIAN INTEGRATED
  SURVEILLANCE, INC.,
FIRST SUN SOUTH CORP.,
FIRSTPLUS FINANCIAL GROUP, INC.,
and GREAT AMERICAN HOTELS
   & RESORTS, INC.

ORDER MAKING FINDINGS
AND REVOKING
REGISTRATION BY
DEFAULT AS TO FIRST SUN
SOUTH CORP.

      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 26, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent First Sun South Corp. (First Sun) has securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.[1]

      On September 3, 2013, the Division of Enforcement (Division) filed the Declaration of Neil J. Welch, Jr. to Assist Secretary with Record of Service reflecting that the Office of the Secretary sent the OIP by U.S. Postal Service Express Mail to 1122 Lady St., Suite 800,

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[1] The registrations of each class of the registered securities of Respondents Anasazi Capital Corp., Certified Diabetic Services, Inc., China Junlian Integrated Surveillance, Inc., FirstPlus Financial Group, Inc., and Great American Hotels & Resorts, Inc., were previously revoked by default. See Anasazi Capital Corp., Exchange Act Release No. 70604 (Oct. 3, 2013). Respondent Chartwell International, Inc. (n/k/a Covalent Energy International, Inc.), settled this proceeding with the Commission. See Anasazi Capital Corp., Exchange Act Release No. 70635 (Oct. 9, 2013).

Columbia, SC 29201, and, according to the U.S. Postal Service tracking system, delivery was attempted at that address on August 29, 2013.

A telephonic prehearing conference was held on October 9, 2013, attended only by the Division. During the conference, the Division stated that the OIP had also been sent to First Sun by U.S. Postal Service Express Mail at 1122 Lady St., Suite 800, Columbia, SC 29211, using the zip code given on First Sun's Form 10-Q for the quarter ended September 30, 1995. The Division represented that attempted delivery at that address was made on September 24, 2013. Therefore, I find that First Sun was served with the OIP in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice by September 24, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

First Sun's Answer was due within ten days of service of the OIP, or by October 7, 2013. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, First Sun has not filed an Answer and it did not participate in the prehearing conference. Therefore, First Sun is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

First Sun, Central Index Key No. 43566, is a forfeited South Carolina corporation located in Columbia, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). First Sun is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995. As of July 3, 2013, the company's stock (symbol "FSSU") was traded on the over-the-counter markets.

In addition to repeated failures to file timely periodic reports, First Sun has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, First Sun has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of First Sun.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of First Sun South Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge